As filed with the Securities and Exchange Commission on June 24, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)  OF THE SECURITIES EXCHANGE ACT OF 1934

Multilink Technology Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Class A common stock, par value $0.0001 per share,  with an exercise price equal to or greater than $3.90 per share
(Title of Class of Securities)

625-44T-109
(CUSIP Number of Class of Securities (Underlying Common Stock))

Richard N. Nottenburg
President and Chief Executive Officer
Multilink Technology Corporation
300 Atrium Drive, 2nd Floor
Somerset, New Jersey 08873
(732) 537-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and  Communications on Behalf of Filing Person)

Copy to:

Mark J. Kelson, Esq.
Allen Matkins Leck Gamble & Mallory LLP
1901 Avenue of the Stars, Suite 1800
Los Angeles, California 90067
(310) 788-2400

CALCULATION OF FILING FEE

Transaction Valuation(1) $5,942,313	Amount of Filing Fee(2) $1,188

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 12,685,756 shares of Class A common stock of Multilink Technology Corporation outstanding as of June 19, 2002 and having an aggregate value of $5,942,313 will be surrendered for cancellation pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable          Filing party: Not applicable
Form or Registration No.: Not applicable         Date filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” (the “Summary Term Sheet”) in the Offer to Exchange dated June 24, 2002 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A) is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    Name and Address. The name of the issuer is Multilink Technology Corporation, a California corporation (the “Company”), and the address and telephone number of its principal executive offices are 300 Atrium Drive, 2nd Floor, Somerset, New Jersey 08873, (732) 537-3700.

(b)    Securities. This Schedule relates to an offer by the Company to exchange options to purchase shares of the Company’s Class A common stock, par value $0.0001 per share outstanding under the Company’s 2000 Stock Incentive Plan, 1999 Stock Option Plan and 1998 Stock Option Plan with an exercise price equal to or greater than $3.90 per share (the “Eligible Options”) for new options to purchase shares of the Class A common stock to be granted under the Company’s 2000 Stock Incentive Plan on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Class A common stock subject to the options will be equal to the number of shares of Class A common stock subject to the eligible options that are accepted for exchange and cancelled. The information set forth in Section 1 (“Eligibility; Number of Options; Expiration Date”) of the Offer to Exchange is incorporated herein by reference.

(c)    Trading Market and Price. The information set forth in Section 7 (“Price Range of Class A Common Stock”) of the Offer to Exchange is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    Name and Address. The information set forth in Item 2(a) above and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    Material Terms. The information set forth in the Summary Term Sheet and in Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Eligible Option Grants Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”) and Schedule B (“Addenda for Employees Residing Outside the U.S.”) of the Offer to Exchange is incorporated herein by reference.

(b)    Purchases. The information set forth in Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)    Agreements Involving the Subject Company’s Securities. The information set forth in Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The information set forth in Section 2 (“Purpose of the Offer”) of the Offer to Exchange is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth in Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of New Options”) and Section 11 (“Status of Eligible Option Grants Acquired by Us in the Offer; Accounting Consequences of the Offer”) of the Offer to Exchange is incorporated herein by reference.

(c)    Plans. The information set forth in Section 2 (“Purpose of the Offer”), of the Offer to Exchange is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) of the Offer to Exchange is incorporated herein by reference.

(b)    Conditions. The information set forth in Section 6 (“Conditions of the Offer”) of the Offer to Exchange is incorporated herein by reference.

(c)     Borrowed Funds. Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)    Securities Ownership. The information set forth in Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

(b)    Securities Transactions. The information set forth in Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving Eligible Options”) of the Offer to Exchange is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Exchange is incorporated herein by reference.

Item 10.    Financial Statements.

(a)    Financial Information. The information set forth in Section 9 (“Information About Us”) and Section 16 (“Additional Information”) of the Offer to Exchange, and on pages 1 through 8 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 and in the financial statements filed with its Annual Report on Form 10-K for its fiscal year ended December 31, 2001 is incorporated herein by reference.

(b)    Pro Forma Information. Not applicable.

Item 11.    Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving Eligible Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) of the Offer to Exchange is incorporated herein by reference.

(b)    Other Material Information. Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Exchange dated June 24, 2002.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)	Form of Reminder of Expiration Date.

(a)(1)(G)	E-Mail dated June 24, 2002 from Richard N. Nottenburg to Option Holders located in the United States and Europe.

(a)(1)(H)	Transcript of presentation regarding Stock Option Exchange Program.

(a)(1)(I)	Press Release dated June 24, 2002.

(b)	Not applicable.

(d)(1)	Multilink Technology Corporation 1998 Stock Option Plan, as amended.*

(d)(2)	Multilink Technology Corporation 1999 Stock Option Plan, as amended.*

(d)(3)	Multilink Technology Corporation 2000 Stock Incentive Plan, as amended.*

(d)(4)	Form of Stock Option Agreement, pursuant to the Company’s 2000 Stock Incentive Plan.

(d)(5)	Amended and Restated Voting Trust Agreement entered into between Multilink Technology Corporation, Dr. Nottenburg and Dr. Albers on March 8, 1999.**

(d)(6)	Amended and Restated Investors’ Rights Agreement entered into between Multilink Technology Corporation and certain of its shareholders on March 31, 2000.**

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to the Company’s amended Registration Statement on Form S–1 (Registration No. 333-47376) filed with the Securities and Exchange Commission on May 18, 2001.
**	Incorporated by reference to the Company’s Registration Statement on Form S–1 (Registration No. 333-47376) filed with the Securities and Exchange Commission on October 5, 2000.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MULTILINK TECHNOLOGY CORPORATION

By:	/s/ RICHARD N. NOTTENBURG
Richard N. Nottenburg President, Chief Executive Officer and Co-Chairman

Date: June 24, 2002

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange dated June 24, 2002.

(a)(1)(B)	Form of Election Form.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(F)	Form of Reminder of Expiration Date.

(a)(1)(G)	E-Mail dated June 24, 2002 from Richard N. Nottenburg to Option Holders located in the United States and Europe.

(a)(1)(H)	Transcript of presentation regarding Stock Option Exchange Program.

(a)(1)(I)	Press Release dated June 24, 2002.

(d)(1)	Multilink Technology Corporation 1998 Stock Option Plan, as amended.*

(d)(2)	Multilink Technology Corporation 1999 Stock Option Plan, as amended.*

(d)(3)	Multilink Technology Corporation 2000 Stock Incentive Plan, as amended.*

(d)(4)	Form of Stock Option Agreement, pursuant to the Company’s 2000 Stock Incentive Plan.

(d)(5)	Amended and Restated Voting Trust Agreement entered into between Multilink Technology Corporation, Dr. Nottenburg and Dr. Albers on March 8, 1999.**

(d)(6)	Amended and Restated Investors’ Rights Agreement entered into between Multilink Technology Corporation and certain of its shareholders on March 31, 2000.**

*	Incorporated by reference to the Company’s Registration Statement on Form S–1 (Registration No. 333-47376) filed with the Securities and Exchange Commission on May 18, 2001.
**	Incorporated by reference to the Company’s Registration Statement on Form S–1 (Registration No. 333-47376) filed with the Securities and Exchange Commission on October 5, 2000.